Filed Pursuant to Rule 433
Registration Statement Nos.
333-188327 and 333-188327-01
November 3, 2014

FINAL TERM SHEET

U.S.$500,000,000 Floating Rate Notes due 2017

Issuer:	Statoil ASA (“Statoil”).
Guarantor:	Statoil Petroleum AS (“Statoil Petroleum”).
Title:	Floating Notes due 2017 (the “Floating Rate Notes”).
Total initial principal amount:	$500,000,000
Settlement Date:	November 10, 2014 (T + 5)
Maturity Date:	November 9, 2017
Day Count:	Actual/360
Day Count Convention:	Modified following.
Interest Rate Basis:	3 Month USD LIBOR.
Spread to LIBOR:	20 basis points (0.200%)
Designated LIBOR page:	Reuters Screen LIBOR01
Index Maturity:	3 Months
Interest Reset Period:	Quarterly
Date interest starts accruing:	November 10, 2014
Interest Payment Dates:	February 9, May 9, August 9 and November 9 of each year, subject to the Day Count Convention, commencing February 9, 2015.
Interest Reset Dates:	February 9, May 9, August 9 and November 9, commencing on February 9, 2015, subject to the Day Count Convention.
Interest Rate Calculation:	3 Month USD LIBOR determined on the applicable Interest Determination Date plus the Spread to LIBOR
Initial Interest Rate:	3 Month USD LIBOR plus 20 basis points, determined on the second London business day prior to November 10, 2014
Interest Determination Dates:	Quarterly, two London Business days prior to each Interest Reset Date. A “London business day” is a day on which dealings in deposits in U.S. dollars are transacted on the London interbank market.
Public offering price:	Per Floating Rate Note: 100.000%; Total: $500,000,000
Proceeds, after underwriting discount, but before expenses, to Statoil:	Per Floating Rate Note: 99.875%; Total: $499,375,000
Calculation Agent:	Deutsche Bank Trust Company Americas
Denominations:	$1,000 and integral multiples of $1,000
Joint-Book Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
CUSIP Number:	85771P AU6
ISIN:	US85771PAU66

Description of Additional Terms Applicable to Floating Rate Notes

Interest Periods.  The period from and including an interest payment date to but excluding the following interest payment date; provided that the first interest period will be the period from and including November 10, 2014, to but excluding the first interest payment date.

Regular Record Dates for Interest.  The 15th calendar day preceding each interest payment date, whether or not such day is a business day.

Calculation of 3-Month U.S. Dollar LIBOR.  The calculation agent will determine 3-month U.S. dollar LIBOR in accordance with the following provisions:  With respect to any interest determination date, 3-month U.S. dollar LIBOR will be the rate for deposits in U.S. Dollars having a maturity of three months commencing on the interest reset date that appears on the designated LIBOR page as of 11:00 a.m., London time, on that interest determination date.  If no rate appears, 3-month U.S. dollar LIBOR, in respect of that interest determination date, will be determined as follows:  the calculation agent will request the principal London offices of each of four major banks in the London interbank market, as selected by the calculation agent (after consultation with us), to provide the calculation agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time.  If at least two quotations are provided, then 3-month U.S. dollar LIBOR on that interest determination date will be the arithmetic mean of those quotations.  If fewer than two quotations are provided, then 3-month U.S. dollar LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on the interest determination date by three major banks in The City of New York selected by the calculation agent (after consultation with us) for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this sentence, 3-month U.S. dollar LIBOR determined as of that interest determination date will be 3-month U.S. dollar LIBOR in effect on that interest determination date.  The designated LIBOR page is the Reuters screen “LIBOR01”, or any successor service for the purpose of displaying the London interbank rates of major banks for U.S. dollars.  The Reuters screen “LIBOR01” is the display designated as the Reuters screen “LIBOR01”, or such other page as may replace the Reuters screen “LIBOR01” on that service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits.  All calculations made by the calculation agent for the purposes of calculating the interest rates on the floating rate notes shall be conclusive and binding on the holders of the floating rate notes, Statoil ASA, Statoil Petroleum AS and the trustee, absent manifest error.

Further Issuances.  Statoil may, at its sole option, at any time and without the consent of the then existing noteholders, “reopen” the floating rate notes and issue an unlimited principal amount of additional floating rate notes in one or more transactions subsequent to the date of this prospectus supplement with terms (other than the issuance date, issue price and, possibly, the first interest payment date and the date interest starts accruing) identical to the floating rate notes issued hereby.  These additional floating rate notes will be deemed part of the same series as the floating rate notes offered hereby and will provide the holders of these additional floating rate notes the right to vote together with holders of the floating rate notes issued hereby.  Statoil may reopen the floating rate notes only if the additional floating rate notes issued will be fungible with the original floating rate notes for United States federal income tax purposes.

Optional Tax Redemption.  Statoil and Statoil Petroleum have the option to redeem the notes, in whole and not in part, on any Interest Payment Date in the two situations described below at a redemption price equal to the principal amount of the notes plus accrued interest and any additional amounts due on the date fixed for redemption upon providing between 30 and 60 days’ notice.  The first situation is where, as a result of changes in or amendment to, or changes in the official application or interpretation of, any laws or regulations or rulings, or changes in the official application or interpretation of, or any execution of or amendment to, any treaties on or after November 3, 2014 in the jurisdiction where Statoil or Statoil Petroleum is incorporated or, if different tax resident, Statoil or Statoil Petroleum, as applicable, would be required to pay additional amounts as described below under “Payment of Additional Amounts”.  If Statoil or Statoil Petroleum is succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which such successor entity is organized or incorporated or, if different, tax resident, and the applicable date will be the date the entity became a successor.  Statoil or Statoil Petroleum do not have the option to redeem in this case if either Statoil or Statoil Petroleum, as applicable, could have avoided the payment of additional amounts or the deduction or withholding by using reasonable measures available to Statoil or Statoil Petroleum, as applicable.  The second situation is where, following a merger, consolidation, sale or lease of Statoil’s or Statoil Petroleum’s assets to a person that assumes Statoil’s or Statoil Petroleum’s obligations under the applicable series of the notes, that person is required to pay additional amounts as described below under “Payment of Additional Amounts”.  Statoil, Statoil Petroleum or the other person would have the option to redeem the applicable series of the notes in this situation even if the additional amounts became payable immediately after such assumption.  None of Statoil, Statoil Petroleum or that person has any obligation under the indenture to seek to avoid the obligation to pay additional amounts in this situation.  Statoil, Statoil Petroleum or the other person, as applicable, shall deliver to the trustee an officer’s certificate to the effect that the circumstances required for redemption exist.

Payment of Additional Amounts.  None payable under current law.  The government or any political subdivision or taxing authority of such government of any jurisdiction where Statoil or Statoil Petroleum is incorporated (currently the Kingdom of Norway) or, if different, tax resident may require Statoil or Statoil Petroleum to withhold amounts from payments on the principal or interest on the notes of any series or payment under the guarantees for taxes, assessments or any other governmental charges.  If any such jurisdiction requires a withholding of this type, Statoil or Statoil Petroleum may be required to pay the noteholder additional amounts so that the net amount the noteholder receives will be the amount specified in the notes.  However, in order for the noteholder to be entitled to receive the additional amounts, the noteholder must not be resident in the jurisdiction that requires the withholding.  Statoil and Statoil Petroleum will not have to pay additional amounts under any or any combination of the following circumstances:

•
The tax, assessment or governmental charge is imposed only because the noteholder, or a fiduciary, settlor, beneficiary or member or shareholder of, or possessor of a power over, the noteholder, if the noteholder is an estate, trust, partnership or corporation, was or is connected to the taxing jurisdiction, other than by merely holding the notes or receiving principal or interest in respect thereof.  These connections include where the noteholder or related party:

•	is or has been a citizen or resident of the jurisdiction;

•	is or has been present or engaged in trade or business in the jurisdiction; or

•	has or had a permanent establishment in the jurisdiction.

•
The tax, assessment or governmental charge is imposed due to the presentation of the notes (where presentation is required) for payment on a date more than 30 days after the notes became due or after the payment was provided for, whichever occurs later.

•	The tax, assessment or governmental charge is on account of an estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge.

•	The tax, assessment or governmental charge is for a tax or governmental charge that is payable in a manner that does not involve withholding.

•	The tax, assessment or governmental charge is imposed or withheld because the noteholder or beneficial owner failed to comply with any of Statoil’s following requests:

•	to provide information about the nationality, residence or identity of the noteholder or beneficial owner, or

•	to make a declaration or other similar claim or satisfy any information or reporting requirements,

in each case that the statutes, treaties, regulations or administrative practices of the taxing jurisdiction require as a precondition to exemption from all or part of such tax, assessment or governmental charge.

•
The tax, assessment or governmental charge is imposed pursuant to European Union Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26 and 27, 2000 on the taxation of savings or any law or agreement implementing or complying with, or introduced to conform to, such directive.

•
The tax, assessment or governmental charge is imposed on a noteholder or beneficial owner who could have avoided such withholding or deduction by presenting its notes (where presentation is required) to another paying agent.

•
The noteholder is a fiduciary, partnership or other entity that is not the sole beneficial owner of the payment of the principal of, or any interest on, the notes, and the laws of the jurisdiction (or any political subdivision or taxing authority thereof or therein) require the payment to be included in the income of a beneficiary or settlor for tax purposes with respect to such fiduciary, a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had such beneficiary, settlor, member or beneficial owner been the noteholder of the notes.

The foregoing provisions will also apply to any present or future taxes, assessments or governmental charges imposed by any jurisdiction in which Statoil’s or Statoil Petroleum’s successor is organized or incorporated or, if different, tax resident.

U.S.$750,000,000 1.250% Notes due 2017

Issuer:	Statoil ASA (“Statoil”).
Guarantor:	Statoil Petroleum AS (“Statoil Petroleum”).
Title:	1.250% Notes due 2017 (the “2017 Notes”).
Total initial principal amount:	$750,000,000
Settlement Date:	November 10, 2014 (T + 5)
Maturity Date:	November 9, 2017
Day Count:	30/360
Day Count Convention:	Following unadjusted.
Coupon:	1.250%
Date interest starts accruing:	November 10, 2014
Interest Payment Dates:	May 9 and November 9 of each year, subject to the Day Count Convention, commencing May 9, 2015.
Public Offering Price:	Per 2017 Note: 99.736%; Total: $748,020,000
Proceeds, after underwriting discount, but before expenses, to Statoil:	Per 2017 Note: 99.611%; Total: $747,082,500
Benchmark Treasury:	0.875% due October 2017
Benchmark Treasury Price and Yield:	99-26, 0.940%
Spread to Benchmark Treasury:	40 bps
Re-offer yield:	1.340%
Make-Whole Spread:	5 basis points
Denominations:	$1,000 and integral multiples of $1,000
Joint-Book Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
CUSIP Number:	85771P AT9
ISIN:	US85771PAT93

U.S.$750,000,000 2.250% Notes due 2019

Issuer:	Statoil ASA (“Statoil”).
Guarantor:	Statoil Petroleum AS (“Statoil Petroleum”).
Title:	2.250% Notes due 2019 (the “2019 Notes”).
Total initial principal amount:	$750,000,000
Settlement Date:	November 10, 2014 (T + 5)
Maturity Date:	November 8, 2019
Day Count:	30/360
Day Count Convention:	Following unadjusted.
Coupon:	2.250%
Date interest starts accruing:	November 10, 2014
Interest Payment Dates:	May 8 and November 8 of each year, subject to the Day Count Convention, commencing May 8, 2015.
Public Offering Price:	Per 2019 Note: 99.958%; Total: $749,685,000
Proceeds, after underwriting discount, but before expenses, to Statoil:	Per 2019 Note: 99.818%; Total: $748,635,000
Benchmark Treasury:	1.500% due October 2019
Benchmark Treasury Price and Yield:	99-12 1/4, 1.629%
Spread to Benchmark Treasury:	63 bps
Re-offer yield:	2.259%
Make-Whole Spread:	10 basis points
Denominations:	$1,000 and integral multiples of $1,000
Joint-Book Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
CUSIP Number:	85771P AW2
ISIN:	US85771PAW23

U.S.$500,000,000 2.750% Notes due 2021

Issuer:	Statoil ASA (“Statoil”).
Guarantor:	Statoil Petroleum AS (“Statoil Petroleum”).
Title:	2.750% Notes due 2021 (the “2021 Notes”).
Total initial principal amount:	$500,000,000
Settlement Date:	November 10, 2014 (T + 5)
Maturity Date:	November 10, 2021
Day Count:	30/360
Day Count Convention:	Following unadjusted.
Coupon:	2.750%
Date interest starts accruing:	November 10, 2014
Interest Payment Dates:	May 10 and November 10 of each year, subject to the Day Count Convention, commencing May 10, 2015.
Public Offering Price:	Per 2021 Note: 99.363%; Total: $496,815,000
Proceeds, after underwriting discount, but before expenses, to Statoil:	Per 2021 Note: 99.178%; Total: $495,890,000
Benchmark Treasury:	2.000% due October 2021
Benchmark Treasury Price and Yield:	99-21+, 2.051%
Spread to Benchmark Treasury:	80 bps
Re-offer yield:	2.851%
Make-Whole Spread:	12.5 basis points
Denominations:	$1,000 and integral multiples of $1,000
Joint-Book Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
CUSIP Number:	85771P AV4
ISIN:	US85771PAV40

U.S.$500,000,000 3.250% Notes due 2024

Issuer:	Statoil ASA (“Statoil”).
Guarantor:	Statoil Petroleum AS (“Statoil Petroleum”).
Title:	3.250% Notes due 2024 (the “2024 Notes”).
Total initial principal amount:	$500,000,000
Settlement Date:	November 10, 2014 (T + 5)
Maturity Date:	November 10, 2024
Day Count:	30/360
Day Count Convention:	Following unadjusted.
Coupon:	3.250%
Date interest starts accruing:	November 10, 2014
Interest Payment Dates:	May 10 and November 10 of each year, subject to the Day Count Convention, commencing May 10, 2015.
Public Offering Price:	Per 2024 Note: 99.400%; Total: $497,000,000
Proceeds, after underwriting discount, but before expenses, to Statoil:	Per 2024 Note: 99.175%; Total: $495,875,000
Benchmark Treasury:	2.375% due August 2024
Benchmark Treasury Price and Yield:	100-9+, 2.341%
Spread to Benchmark Treasury:	98 bps
Re-offer yield:	3.321%
Make-Whole Spread:	15 basis points
Denominations:	$1,000 and integral multiples of $1,000
Joint-Book Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
CUSIP Number:	85771P AX0
ISIN:	US85771PAX06

* * * * * * * *

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by (i) calling J.P. Morgan Securities LLC toll-free at 1-212-834-4533, (ii) calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or (iii) calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.